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                               April 7, 2022

       Boaz Shetzer
       Chief Executive Officer
       ParaZero Technologies Ltd.
       30 Dov Hoz
       Kiryat Ono, 5555626, Israel

                                                        Re: ParaZero
Technologies Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted March 11,
2022
                                                            CIK No. 0001916241

       Dear Mr. Shetzer:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted March 11, 2022

       Market, Industry and Other Data, page iii

   1. We note that the prospectus includes market, industry and other data based on information from several
third-party sources. Please tell us if you commissioned any of the industry or other data that you
reference in the prospectus and, if so, file consents of such third parties pursuant to Rule 436 of
the Securities Act as exhibits to your registration statement or advise.
       Risk Factors, page 12

   2. We note your disclsoure that Delta Drone and its subsidiaries have the right to purchase from the company all of
the company   s commercial products that are sold by the company
 Boaz Shetzer
FirstName   LastNameBoaz
ParaZero Technologies Ltd.Shetzer
Comapany
April       NameParaZero Technologies Ltd.
       7, 2022
April 27, 2022 Page 2
Page
FirstName LastName
         at any time during the specified period. Please consider including risk factor disclosure regarding your obligations under the SPA.
Risk Factors
Our principal shareholders, and related officers and directors..., page 28

3. We note your disclosure that your principal shareholders, and related officers and directors beneficially own approximately 59% of your ordinary shares. Please tell us whether you will be a "controlled company" under Nasdaq listing rules after the completion of the offering and, if so, disclose the corporate governance exemptions that will be available to you and the related risks to investors.
Use of Proceeds, page 38

4. You disclose that you will use a portion of proceeds for possible future acquisitions.
         Please revise to provide a brief description of your acquisition plans, including types of opportunities you intend to explore. Alternatively, clarify that management has not yet determined the types of businesses that you will target or the terms of any potential acquisitions. See Item 3.C.3 of Part 1 of Form 20-F.
Liquidity and Capital Resources, page 47

5. Please quantify and more fully disclose and discuss your short and long term liquidity requirements and priorities, including potential changes in your priorities based on the impact of variations in the amount of cash available to the company from offering proceeds.
Business, page 52

6. We note your disclosure that you rely on licensing partners and licensees. Please discuss your licensing arrangements. For each material licensing agreement you have entered into disclose the material terms of the agreement, including the duration and termination provisions and the royalty term and any royalty term expiration provisions.
Milestones, page 54

7. We note that throughout your registration statement you provide footnotes citing hyperlinks to third-party websites to support factual assertions, statistical data or otherwise. Please be advised that where you include a hyperlink in your filing, you assume responsibility for the information on the hyperlinked website and the information accessible through the hyperlinked website as if it were part of your filing. Please refer to
         Release No. 34-42728 for further guidance regarding the use of hyperlinks in your filing.
         Please revise.

8. Please revise to elaborate on your partnership with Allianz Global Corporate & Specialty.
 Boaz Shetzer
FirstName   LastNameBoaz
ParaZero Technologies Ltd.Shetzer
Comapany
April       NameParaZero Technologies Ltd.
       7, 2022
April 37, 2022 Page 3
Page
FirstName LastName
Intellectual Property, page 62

9. We note you hold a number of patents, including patents in China. Please include or revise risk factors discussing any risks associated with protecting intellectual property in
         China.
Notes to Financial Statements
Note 2 - Significant Accounting Policies
I. Revenue Recognition, page F-13

10. Please expand your disclosures consistent with the requirements in IFRS 15 and considering the appropriate level of detail based on materiality to provide company-
         specific information for:
             The nature of the goods and services that you have promised to transfer. See paragraph 119 of IFRS 15;
             The performance obligation(s) you have determined from your contracts with customers. For each performance obligation highlight whether you have bundled any goods or services that are not considered distinct pursuant to paragraphs 26 through
             30 of IFRS 15;
             Your typical payment terms for your performance obligations. See paragraph 119 of
             IFRS 15. We note your disclosure that the Company "usually has a present right to receive payment." Please clarify under what circumstances the Company would not have a right to receive payment, but would record revenue;
             The timing of when you recognize revenue (i.e., point in time or over time). See paragraph 124 of IFRS 15;
             Provide disclosures for each type of variable consideration included in the transaction price and the significant judgments used, if applicable. See paragraph 126 of IFRS
             15; and
             If material, the amount of any contract assets and liabilities that result from your arrangement. See paragraph 116 through 118 of IFRS 15.
Note 3 - Critical Accounting Estimates and Judgments
Inventory Net Realized Value, page F-16

11. Based on the material impact that net realizable value adjustments had on operating results during 2020, it appears to us you should expand your disclosures to provide additional insights into the impairments you recorded and address the following:
             Explain the specific reasons for the impairments you recorded in 2020.
             Quantify and discuss the significant estimates and assumptions you used to determine net realizable values.
             Discuss material uncertainties associated with your key assumptions and potential events and/or circumstances that could have a negative impact on estimated realizable values.
Item 7. Recent Sales of Unregistered Securities., page II-2
 Boaz Shetzer
ParaZero Technologies Ltd.
April 7, 2022
Page 4

12. For each of the issuances discussed in this section, please identify the exemption from registration pursuant to which you issued these securities. Please also identify the persons or class of persons to whom the equity investment agreements were sold. See Item 701 of
      Regulation S-K.
General

13. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.
       You may contact Mindy Hooker at (202) 551-3732 or Kevin Woody at (202) 551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.



                                                            Sincerely,
FirstName LastNameBoaz Shetzer
                                                            Division of
Corporation Finance
Comapany NameParaZero Technologies Ltd.
                                                            Office of
Manufacturing
April 7, 2022 Page 4
cc:       David Huberman
FirstName LastName